

December 14, 2022

Robert Steele
Chief Executive Officer
THUMZUP MEDIA Corp
11845 W Olympic Blvd,
Suite 1100W #13
Los Angeles, CA 90064

>   **Re: THUMZUP MEDIA Corp**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed November 17, 2022**
>   **File No. 024-12067**

Dear Robert Steele:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Investor Perks, page 26

1. We note your belief that the bonus shares "alter the sales price and cost basis of the securities in this offering." Please revise your disclosure of the price per security to reflect the bonus shares. Refer to Rule 251(a)(1). Additionally, please ensure that your disclosure describes the differentiated pricing or terms in the summary section.

2. You state that the investor perks are subject to availability and that the Company reserves the right to change these perks at any time as needed. Please provide the legal basis for your ability to change or eliminate the perks. Describe how any such perks would not be

"available" and the circumstances under which the Company would change these perks. Disclose whether or not the Company retains the right to make these changes after it has accepted investor subscriptions.

    You may contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joseph Nunziata